Phreesia, Inc.

432 Park Avenue South, 12th Floor

New York, New York 10016

VIA EDGAR

December 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Daniel Morris

Re: Phreesia, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-235439

Requested Date: December 12, 2019

Requested Time: 4:30 p.m. Eastern Time

Dear Mr. Morris:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Phreesia, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-235439) (the “Registration Statement”) be accelerated to December 12, 2019 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Edwin M. O’Connor at (212) 813-8853. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Edwin M. O’Connor, by facsimile to (212) 937-3476.

Under separate cover, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and William Blair & Company, L.L.C., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

If you have any questions regarding this request, please contact Edwin M. O’Connor of Goodwin Procter LLP at (212) 813-8853.

[Remainder of page intentionally left blank]

Sincerely,

PHREESIA, INC.

/s/ Chaim Indig

Name: Chaim Indig
Title: Chief Executive Officer

cc: Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP